FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2007

SECURITIES REGISTERED*

(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Bruno Fortier
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr.	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2007 (the “Annual Report”) as follows:

The following additionals exhibits are hereby added to the Annual Report:

Exhibits:

(99.3)   Monthly Report on Financial Transactions as at May 31, 2007;

(99.4)   Monthly Report on Financial Transactions as at June 30, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no.2 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: September 20, 2007